THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO  63101
(314) 552-6295

December 21, 2010

EDGAR  CORRESPONDENCE

Linda B. Stirling, Esq.
U.S. Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to your comments received yesterday with respect to Post-Effective Amendment No. 150 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series, Sound Mind Investing Balanced Fund (the “Fund”).  We have addressed all of the comments as described below.  Attached to this letter are marked pages from the Fund’s Prospectus, revised to incorporate the Staff’s comments.  If possible, we would appreciate your assistance in accelerating the effective date of PEA No. 150 to Thursday, December 23rd as requested in the Trust’s and the Distributor’s acceleration request letters filed separately.

Summary Prospectus

Comment:  On the cover page, add the ticker symbol.

Response: As requested, we have added the Fund’s new ticker SMILX.

Comment:   In the Table of Contents, delete the heading “Portfolio Turnover.”

Response:  As requested, we have deleted this heading.

Comment:  Because the Fund has not yet commenced operations, insert a footnote to the fee table noting that “Other Expenses” have been estimated for the Fund’s initial year of operations and, under the Example, delete the 5 and 10-year expense examples.

Response:    As requested, we have added the footnote and deleted the 5 and 10-year expenses from the Example.

Comment:  Under “Principal Investment Strategies,” summarize the principal strategies more succinctly.

Response:    As requested, we have further summarized and shortened this section.

Comment:   Under “Principal Investment Strategies,” the prospectus states that the advisor monitors the universe of available mutual funds and selects those that it deems attractive.  Describe the factors that the advisor considers in selecting underlying funds.

Response:  As requested, the advisor has clarified its selection criteria as follows:

The advisor begins by sorting over 1,000 open end equity mutual funds and exchange-traded funds (“ETFs”) into asset classes, then ranks the funds within each category primarily based on its analysis of the funds’ total returns for the most recent three, six and twelve months and, secondarily, on factors such as asset levels and flows, management styles and experience, redemption policies and fees, and historical volatility.

           Comment:  Under “Principal Investment Strategies,” clarify whether the sub-advisor may invest in fixed income securities of any maturity.  If so, describe the factors considered by the sub-advisor in selecting fixed income securities of any maturity.

Response:   As requested, the sub-advisor has clarified its strategy as follows:

The subadvisor’s fixed income selection process combines top-down interest rate management with bottom-up bond selection using internal research and scenario analysis, focusing on issues the subadvisor believes are undervalued.  The subadvisor first establishes the fixed income portfolio’s duration, typically between two and seven years, based on market conditions, then screens issues and identifies which bonds the subadvisor believes will perform the best under the most likely scenario, considering factors such as sector exposures, the subadvisor’s outlook for interest rates, fundamental credit analysis and option-adjusted spread analysis.  The subadvisor selects fixed income securities for the portfolio based primarily on valuation.

The Fund may invest in fixed income securities, such as investment grade bonds described above, of any maturity.

Comment:  Under “Principal Investment Strategies,” disclose whether the Fund will write credit default swaps and, if so, confirm that the Fund will cover (or segregate liquid assets) in the amount of the full notional value of the credit default swaps that it writes.  Disclose whether the Fund will both buy and sell credit default swaps.

Response:  Based on the sub-advisor’s advice regarding its strategy, we have added the following new disclosure:

The Fund  may buy or sell credit default swap (CDX) contracts.  The Fund may enter into CDX agreements as a buyer or seller, which may include both single name CDX agreements and CDX index products.  When the Fund writes CDX contracts, it will segregate cash or liquid securities in an amount equal to the notional value of such contracts. The Fund may enter into a single name CDX agreement to gain exposure to a particular company when it is more economically attractive to do so rather than purchasing traditional bonds.  CDX index products and options thereon allow the Fund to gain broad market exposure but with less company-specific risk than single name CDX agreements.

Comment:  Under “Principal Risks,” enhance the “Fixed Income Securities Risk” to disclose specific risks such as credit, interest rate, income and duration risks.

Response:  As requested, we have enhanced this disclosure as follows:

Fixed Income Securities Risk.  The Fund may invest in fixed income securities, including high-yield debt securities (junk bonds).  While fixed income securities normally fluctuate less in price than stocks, there have been extended periods of increases in interest rates that have caused significant declines in fixed income securities prices. The values of fixed income securities may be affected by changes in the credit rating or financial condition of their issuers. Generally, the lower the credit rating of a security, the higher the degree of risk as to the payment of interest and return of principal.
1. Credit Risk. The issuer of a fixed income security may not be able to make interest and principal payments when due.  Generally, the lower the credit rating of a security, the greater the risk that the issuer will default on its obligation.
2. Change in Rating Risk.  If a rating agency gives a debt security a lower rating, the value of the debt security will decline because investors will demand a higher rate of return.
3. Interest Rate Risk.  The value of the Fund may fluctuate based upon changes in interest rates and market conditions.  As interest rates increase, the value of the Fund’s income-producing investments may go down.  For example, bonds tend to decrease in value when interest rates rise.  Debt obligations with longer maturities typically offer higher yields, but are subject to greater price movements as a result of interest rate changes than debt obligations with shorter maturities.
4. Duration Risk.  Prices of fixed income securities with longer effective maturities are more sensitive to interest rate changes than those with shorter effective maturities.
5. Prepayment Risk.  The Fund may invest in mortgage- and asset-backed securities, which are subject to fluctuations in yield due to prepayment rates that may be faster or slower than expected.
6. Income Risk.  The Fund’s income could decline due to falling market interest rates.  In a falling interest rate environment, the Fund may be required to invest its assets in lower-yielding securities. Because interest rates vary, it is impossible to predict the income or yield of the Fund for any particular period.

High Yield Securities (“Junk Bond”) Risk.  To the extent that the Fund invests, directly or through an underlying fund, in high yield securities and unrated securities of similar credit quality (commonly known as “junk bonds”), the Fund (and underlying funds) may be subject to greater levels of interest rate and credit risk than funds that do not invest in such securities. Junk bonds are considered predominately speculative with respect to the issuer’s continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for these securities and reduce the Fund’s or an underlying fund’s ability to sell these securities (liquidity risk). If the issuer of a security is in default with respect to interest or principal payments, the Fund or an underlying fund may lose its entire investment, which will affect the Fund’s return.

Comment:  Under “Portfolio Managers,” insert the title and length of service for each person.

Response:  As requested, we have added one additional title.  The title “portfolio manager” is the only title held by most of these individuals.  We also noted that each portfolio manager has managed the Fund since its inception.

           Portfolio Managers – The following portfolio managers are jointly responsible for managing the day-to-day investment operations of the Fund, subject to the ultimate decision-making authority over all portfolio decisions and trading practices by the Senior Portfolio Manager.  Each portfolio manager has been managing the Fund since its inception.

●	Mark Biller; Senior Portfolio Manager
●	Eric Collier, CFA; Co-Portfolio Manager
●	Anthony Ayers, CFA; Co-Portfolio Manager

Subadvisor and its Portfolio Managers –

Reams Asset Management Company, LLC, a division of Scout Investment Advisors, Inc., serves as subadvisor to the fixed income portion of the SMI Balanced Fund.  The following portfolio managers are jointly responsible for managing the day-to-day investment decisions for the fixed income portion of the Fund, subject to the oversight of Mr. Mark Egan. Each portfolio manager has been managing the Fund since its inception.

•	Mark M. Egan, CFA, Chief Investment Officer and Portfolio Manager
•	Thomas M. Fink, CFA, Portfolio Manager
•	Todd Thompson, CFA, Portfolio Manager
•	Steven T. Vincent, CFA, Portfolio Manager

Comment:  Under “Buying and Selling Fund Shares,” disclose any minimum amount for subsequent investments.

Response:  As requested, have added a sentence disclosing that the minimum investment amount for subsequent investments is $100.

Statutory Prospectus

Comment:  Under “Principal Investment Strategies,” clarify the statement that “An underlying fund may limit the Fund’s ability to sell its shares of the underlying fund at certain times. In these cases, such investments will be considered illiquid.”

Response:  During a prior SEC Staff exam of the Trust, the SEC Staff advised the Trust that the Staff takes the position that any underlying fund’s shares owned by a fund of funds that exceed 1% of the underlying fund’s outstanding shares must be considered “illiquid.”  The staff advised us that its position was based on Section 12(d)(1)(F) of the Investment Company Act of 1940, which states:

No issuer of any security purchased or acquired by a registered investment company pursuant to this subparagraph shall be obligated to redeem such security in an amount exceeding 1 per centum of such issuer's total outstanding securities during any period of less than thirty days.

The Fund’s advisor also manages the Sound Mind Investing Fund, a fund of funds which commenced operations in 2006.  The adviser confirmed to us that this fund has never had a problem redeeming its entire position from any underlying fund, including amounts in excess of 1% of the underlying fund’s shares.  However, we included this language to reflect the staff’s position.

Comment:  Under “Principal Investment Risks,” there are several risks that are not included as risk factors in the Summary Prospectus.  The risk factors should be the same for both the Summary and Statutory Prospectuses.

Response:  As requested, we have revised the Risk Factors included in the Summary Prospectus so that the list of risks included in both the Summary and Statutory prospectuses are now identical.

Comment:  Under “Market Timing,” explain the policy adopted by the Board to prevent market timing.

Response:  As we discussed, the Board has adopted the policies currently outlined in the Prospectus.  First, the Board has engaged the Trust’s administrator to monitor shareholder transactions, and has directed the administrator  to reject any purchase order with respect to any investor, a related group of investors or their agent(s), where it detects a pattern of purchases and sales of the Fund that indicates market timing or trading that it determines is abusive.  The Board also has authorized the Fund to implement a 2.00% short-term redemption fee that will be assessed by the Fund against investment proceeds withdrawn within 90 calendar days of investment.

***

We trust that our responses satisfactorily resolve the issues raised by the Staff.  If not, please let us know and we will respond promptly. If you have any questions, please contact me at (314) 552-6295.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Dee Anne Sjögren

Sound Mind Investing Balanced Fund
Ticker Symbol:  SMILX

PROSPECTUS

~~January ___,~~December 23, 2011

11135 W. Baker Hollow Rd.
Columbus, IN 47202

PO Box 547
Columbus, IN  47202

(877) 764-3863
(877) SMI-Fund
www.smifund.com

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
TABLE OF CONTENTS

SUMMARY SECTION - SOUND MIND INVESTING BALANCED FUND	1
Investment Objective	1
Fees and Expenses of the Fund	1
~~Portfolio Turnover~~	~~2~~
Principal Investment Strategies	2
Principal Risks	3
Performance	5
Portfolio Management	~~5~~6
Buying and Selling Fund Shares	~~5~~6
Tax Information	6
ADDITIONAL INFORMATION ABOUT THE SMI BALANCED FUND’S	~~6~~7
Principal Investment Strategies of the SMI Balanced Fund	~~6~~7
Principal Risks of Investing in the SMI Balanced Fund	~~10~~11
Portfolio Holdings	~~15~~16
ADDITIONAL INFORMATION ABOUT MANAGEMENT OF THE FUND	~~15~~16
Investment Advisor	~~15~~16
Portfolio Managers	~~17~~18
ACCOUNT INFORMATION	~~19~~20
How To Buy Shares	~~19~~20
How To Exchange Shares	~~22~~23
How To Redeem Shares	23
Determination Of Net Asset Value	~~26~~27
Dividends, Distributions And Taxes	27
PRIVACY POLICY	~~28~~29
FOR MORE INFORMATION	~~29~~30

SUMMARY SECTION - SOUND MIND INVESTING BALANCED FUND

Investment Objective

The Sound Mind Investing Balanced Fund (the “Balanced Fund”) seeks total return. Total return is composed of both income and capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

      Sales charge (load) imposed on purchases                                                                                                                None
      Deferred sales charge (load)                                                                                                                                       None
      Exchange Fee                                                                                                                                                                None
      Redemption Fee
      (as a percentage of the amount redeemed within 90 days of purchase)                                                           2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

      Management Fees                                                                                                                                                     0.90%
      Distribution (12b-1) Fees                                                                                                                                       0.00%
      Other Expenses1                                                                                                                                                       0.__%
      Acquired Fund Fees and Expenses1                                                                                                                         ___%
      Total Annual Fund Operating Expenses                                                                                                                  1.15%
      Fee Waiver/Expense Reimbursement~~1~~2                                                                                                                (0.__%)
      Total Annual Fund Operating Expenses, After Fee Waiver/Expense Reimbursement                                  1.__%

1 Estimated for the Fund’s initial fiscal period.
2 The Fund’s advisor contractually has agreed to waive its management fee and/or reimburse certain expenses so that total annual fund operating expenses (excluding Acquired Fund Fees and Expenses, brokerage commissions, taxes and extraordinary litigation expenses) do not exceed 1.15% of the Fund’s average daily net assets through February 29, 2012.  This expense cap may not be terminated prior to this date except by the Board of Trustees.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year ~~d~~ that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these  assumptions, your costs would be:

                      1 year        3 years                5 years             10 years
                       ~~$___     $___~~         $___         $____

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual operating expenses or in the Example, above, affect the Fund’s performance.

Principal Investment Strategies

The Fund invests in a diversified portfolio of equities and fixed income securities.  The Fund’s advisor determines how the Fund’s assets will be allocated between equity and fixed income securities.  Under normal circumstances the Fund will target an approximate mix of 60% equity securities and 40% fixed income securities.  The advisor periodically rebalances the Fund’s asset allocation in response to market conditions and to ensure an appropriate mix of elements in the Fund.

Description of Equity Portfolio.   The Fund seeks to achieve its objective of capital appreciation by investing approximately 60% (not less than 45% or more than 75%) in a diversified portfolio of other investment companies that invest primarily in equity securities using a “fund upgrading” strategy. The ~~fund upgrading investment approach is a systematic investment approach that is based on the belief of the~~ Fund’s advisor, SMI Advisory Services, LLC, ~~that superior returns can be obtained by constantly monitoring the performance of a wide universe of other investment companies, and standing ready to move assets into funds deemed by the advisor to be most attractive at the time of analysis. This upgrading process strives to keep assets invested in funds that are demonstrating superior current performance relative to their peers as determined by a combination of size and investment style criteria. Fund Upgrading Strategy. The Fund’s adviser uses a fund upgrading strategy. The advisor begins by ranking~~begins by sorting over 1,000 open end equity mutual funds and exchange-traded funds (“ETFs”) into ~~one of the following~~ asset classes~~: small-cap growth, small-cap value, large-cap growth, large-cap value, and international. The advisor~~, then ranks the funds within each category based primarily on its analysis of the ~~advisor’s performance model and screening process~~funds’ total returns for the most recent three, six and twelve months and, secondarily, on factors such as asset level and flows, management styles and experience, redemption policies and fees, and historical volatility. The Fund typically purchases shares of highly ranked funds in each category. On an ongoing basis, the advisor monitors the performance of a wide universe of funds, and upgrades the Fund’s portfolio by moving assets into those funds deemed by the advisor to be most attractive (at the time of analysis) based on the factors described above. This upgrading process is designed to invest the Fund’s assets in underlying funds that demonstrate superior current performance relative to their peers, as determined by the advisor using its proprietary performance model and screening process. Equity securities in which the Fund may invest include open-end mutual funds and exchange-traded funds that invest primarily in equity securities. These underlying funds may, in turn, invest in a broad range of equity securities, including foreign securities and securities of issuers located in emerging markets. Underlying funds also may invest in securities other than equities, including but not limited to, fixed income securities of any maturity or credit quality, including high-risk debt securities (junk bonds), and they may engage in derivative transactions. The Fund’s investment strategy may involve active trading, which would result in a high portfolio turnover rate.

Description of Fixed Income Portfolio. Under normal market conditions, the Fund will invest approximately 40% (not less than 25% or more than 55%) of its assets, determined at the time of purchase, in fixed-income securities and derivatives.  The fixed income portion of the Fund’s portfolio is managed by a subadvisor that attempts to maximize total return over a long-term horizon through opportunistic investing in a ~~broad array~~diversified portfolio of fixed income securities~~.  The Fund intends to invest primarily in investment grade fixed income securities~~ of any duration, such as short-term fixed income securities, U.S. government securities, corporate debt securities, mortgage-backed and other asset-backed securities, repurchase agreements, obligations of foreign governments or their subdivisions, agencies and instrumentalities, credit default swaps and credit default swap index products.  These securities will primarily be investment grade, however, the Fund may invest up to 15% of its assets in below investment grade securities, typically known as junk bonds.  The subadvisor’s fixed income selection process combines top-down interest rate management with bottom-up bond selection using internal research and scenario analysis, focusing on issues the subadvisor believes are undervalued.  The subadvisor first establishes the fixed income portfolio’s duration, ~~which will normally fall~~typically between two and seven years, based on market conditions~~, then considers sector exposures and selects the most attractive bonds for~~ then screens issues and identifies which bonds the ~~Fund.  The subadvisor relies primarily on its internal research and scenario analysis in the bond selection process. The portfolio managers screens issues to determine how each will perform in various interest-rate environments~~subadvisor believes will perform the best under the most likely scenario, considering factors such as sector exposures, the subadvisor’s outlook for interest rates, fundamental credit analysis and option-adjusted spread analysis. ~~This process identifies which bonds the subadvisor believes will perform the best under the most likely scenario, and then the~~The subadvisor selects ~~the~~ fixed income securities ~~with best available values~~for the Fund’s portfolio based primarily on valuation. The subadvisor constantly monitors the expected returns of the securities in the Fund versus those available in the market that the subadvisor is considering for purchase. The subadvisor will replace securities that it feels are approaching fair market value with those that, according to its analysis, are significantly undervalued.
~~The fixed income portion of the Fund’s portfolio is invested primarily in a diversified portfolio of core fixed income securities of varying maturities. Under normal market conditions, the Fund will invest approximately 40% (not less than 25% or more than 55%) of its assets, determined at the time of purchase, in bonds or other fixed-income securities, such as short-term fixed income securities, U.S. government securities, corporate debt securities, mortgage-backed and other asset-backed securities, repurchase agreements, obligations of foreign governments or their subdivisions, agencies and instrumentalities, credit default swaps and credit default swap index products.  Although the Fund intends to invest primarily in investment grade fixed income securities, the Fund may invest up to 15% of its assets in below investment grade securities, typically known as junk bonds.~~ Asset Allocation~~.  The Fund’s advisor determines how the Fund’s assets will be allocated between equity and fixed income securities.  The advisor periodically rebalances the Fund’s asset allocation (including the allocation to the subadvisor) in response to market conditions, as well as to ensure an appropriate mix of elements in the Fund. From time to time, rather than allocating assets to the subadvisor, the advisor may instead manage those assets directly by purchasing securities of open end mutual funds and ETFs that invest primarily in fixed income securities.~~  The Fund  may buy or sell credit default swap (CDX) contracts.  The Fund also may enter into CDX agreements as a buyer or seller, which may include both single name CDX agreements and CDX index products.  When the Fund writes CDX contracts, it will segregate cash or liquid securities in an amount equal to the notional value of such contracts. The Fund may enter into single name CDX agreements to gain exposure to a particular company when it is more economically attractive to do so rather than purchasing traditional bonds.  CDX index products and options thereon allow the Fund to gain broad market exposure but with less company-specific risk than single name CDX agreements.

Principal Risks

All investments involve risks, and the Fund cannot guarantee that it will achieve its investment objective.  An investment in the Fund is not insured or guaranteed by any government agency.  As with any mutual fund investment, the Fund’s returns and share price will fluctuate, and you may lose money by investing in the Fund.  Below are some of the specific risks of investing in the Fund.

●
Market Risk.  The prices of securities held by the Fund may decline in response to certain events taking place around the world, including those directly involving the companies whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations.

●
Management Risk.  The Fund is subject to management risk as an actively-managed investment portfolio.  The advisor’s or the subadvisor’s investment approach may fail to produce the intended results. If the advisor’s or subadvisor’s perception of a security’s worth is not realized in the expected time frame, the Fund’s overall performance may suffer.

●
Other Investment Company Securities Risks. When the Fund invests in other mutual funds and ETFs, it will indirectly bear its proportionate share of any fees and expenses payable directly by the other investment company. Therefore, the Fund will incur higher expenses, many of which may be duplicative. In addition, the Fund may be affected by losses of the underlying funds and the level of risk arising from the investment practices of the underlying funds (such as the use of derivative transactions by the underlying funds). ETFs are subject to additional risks such as the fact that the market price of its shares may trade above or below its net asset value or an active market may not develop.  The Fund has no control over the investments and related risks taken by the underlying funds in which it invests.

●
Fixed Income Securities Risk.  The Fund portfolio may in fixed income securities, including high-yield debt securities (junk bonds).  While fixed income securities normally fluctuate less in price than stocks, there have been extended periods of increases in interest rates that have caused significant declines in fixed income securities prices. The values of fixed income securities may be affected by changes in the credit rating or financial condition of their issuers. Generally, the lower the credit rating of a security, the higher the degree of risk as to the payment of interest and return of principal.

1.
Credit Risk. The issuer of a fixed income security may not be able to make interest and principal payments when due.  Generally, the lower the credit rating of a security, the greater the risk that the issuer will default on its obligation.

2.	Change in Rating Risk. If a rating agency gives a debt security a lower rating, the value of the debt security will decline because investors will demand a higher rate of return.
3.
Interest Rate Risk.  The value of the Fund may fluctuate based upon changes in interest rates and market conditions.  As interest rates increase, the value of the Fund’s income-producing investments may go down.  For example, bonds tend to decrease in value when interest rates rise.  Debt obligations with longer maturities typically offer higher yields, but are subject to greater price movements as a result of interest rate changes than debt obligations with shorter maturities.

4.	Duration Risk. Prices of fixed income securities with longer effective maturities are more sensitive to interest rate changes than those with shorter effective maturities.
5.	Prepayment Risk. The Fund may invest in mortgage- and asset-backed securities, which are subject to fluctuations in yield due to prepayment rates that may be faster or slower than expected.
6.
Income Risk.  The Fund’s income could decline due to falling market interest rates.  In a falling interest rate environment, the Fund may be required to invest its assets in lower-yielding securities. Because interest rates vary, it is impossible to predict the income or yield of the Fund for any particular period.

●
~~Fixed Income Risks.  The Fund’s investments are subject to the risks inherent in fixed income securities, including maturity risk, credit risk, credit rating risk, income risk, and liquidity risk.  Fixed income securities increase or decrease in value based on changes in interest rates.  If rates increase, the value of the Fund’s fixed income securities generally declines.  On the other hand, if rates fall, the value of the fixed income securities generally increases.  Changes in economic conditions or other circumstances that have a negative impact on the issuer are also more likely to lead to a weakened capacity to pay principal and interest or to pay the preferred stock obligations than is the case with higher grade securities. Fixed income markets are experiencing greater volatility due to recent market conditions.~~High Yield Securities (“Junk Bond”) Risk.  To the extent that the Fund invests in high yield securities and unrated securities of similar credit quality (commonly known as “junk bonds”), the Fund may be subject to greater levels of interest rate and credit risk than funds that do not invest in such securities. Junk bonds are considered predominately speculative with respect to the issuer’s continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for these securities and reduce the Fund’s ability to sell these securities (liquidity risk). If the issuer of a security is in default with respect to interest or principal payments, the Fund or an underlying fund may lose its entire investment, which will affect the Fund’s return.

●	Turnover Risk. The Fund’s investment strategy may involve active trading, which would result in a high portfolio turnover rate, which may negatively affect performance.
•
Foreign Securities Risk. The Fund may invest directly ~~(~~or through underlying funds~~) invest~~ in foreign securities, which are subject to ~~additional~~ risks not typically associated with ~~investments in~~ domestic securities, such as currency ~~risk~~risks, country risks (political, diplomatic, regional conflicts, terrorism, war, social and economic instability, currency devaluations and policies that have the effect of limiting or restricting foreign investment or the movement of assets), different trading practices, less government supervision, less publicly available information, limited trading markets and greater volatility. These risks may be heightened in connection with investments in emerging or developing countries.

●
Mortgage-Backed and Asset-Backed Securities Risk. Movements in interest rates may quickly and significantly reduce the value of certain types of mortgage- and asset-backed securities.  Mortgage- and asset- backed securities can also be subject to the risk of default on the underlying mortgages and other assets and prepayment risk.

●
Credit Default Swaps Product Risk.  Credit default swaps and related instruments, such as credit default swap index products, may involve greater risks than if the Fund invested in the reference obligation directly.  These instruments are subject to general market risks, liquidity risks and credit risks, and may result in a loss of value to the Fund.  The credit default swap market may be subject to additional regulations in the future.

~~●~~
~~High Yield Security Risks.  High yield securities involve greater risk than investment grade securities, including the possibility of default or bankruptcy.  They tend to be more sensitive to economic conditions than higher-rated debt securities and, as a result, are generally more sensitive to credit risk than securities in the higher-rated categories.~~

●
Market Timing Risk. Because the Fund does not consider underlying funds’ policies and procedures with respect to market timing, performance of the underlying funds may be diluted due to market timing and therefore may affect the performance of the Fund.

●
Small- and Mid-Cap Stock Risk. Small- and mid-cap company stocks in which underlying funds may invest tend to be more volatile and less liquid than large company stocks. Small- and mid-cap companies are less widely followed by stock analysts and less information about them is available to investors.

●
Style Risk. The particular style or styles used primarily by the advisers of underlying funds in which the Fund invests may not produce the best results and may increase the volatility of the Fund’s share price.

●	Volatility Risk. The value of the Fund’s investment portfolio will change as the prices of its investments go up or down.
●	Liquidity Risk. In certain situations, it may be difficult or impossible to sell an investment in an orderly fashion at an acceptable price.
●
Derivative Risk. Risks associated with derivatives include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the fund to the effects of leverage, which could increase the fund’s exposure to the market and magnify potential losses.

●
Ratings Agencies Risk.  Ratings agencies assign ratings to securities based on that agency’s opinion of the quality of debt securities. Ratings are not absolute standards of quality, do not reflect an evaluation of market risk, and do not necessarily correlate with yield.

Performance

The Fund has only recently commenced operations, therefore it has no track record.

Portfolio Management

Investment Advisor – SMI Advisory Services, LLC, serves as the investment advisor to the Balanced Fund.  The equity portion of the Balanced Fund is managed by SMI Advisory Services, LLC, which is also responsible for determining the asset allocation of the Balanced Fund.

Portfolio Managers – The following portfolio managers are jointly responsible for managing the day-to-day investment operations of the Fund, subject to the ultimate decision-making authority over all portfolio decisions and trading practices by the Senior Portfolio Manager.  Each portfolio manager has been managing the Fund since its inception.

●	Mark Biller; Senior Portfolio Manager
●	Eric Collier, CFA; Co-Portfolio Manager
●	Anthony Ayers, CFA; Co-Portfolio Manager

Subadvisor and its Portfolio Managers –

Reams Asset Management Company, LLC serves as subadvisor to the fixed income portion of the SMI Balanced Fund.
 The following portfolio managers are jointly responsible for managing the day-to-day investment decisions for the fixed income portion of the Fund, subject to the oversight of Mr. Mark Egan. Each portfolio manager has been managing the Fund since its inception.

•	Mark M. Egan, CFA, Chief Investment Officer and Portfolio Manager
•	Thomas M. Fink, CFA, Portfolio Manager
•	Todd Thompson, CFA, Portfolio Manager
•	Steven T. Vincent, CFA, Portfolio Manager

Buying and Selling Fund Shares

Minimum Initial Investment                                                                       To Place Orders
$2,500 general accounts, retirement accounts or custodial accounts $2,000 for Coverdell ESA accounts	By Mail: Sound Mind Investing Balanced Fund c/o: Huntington Asset Services, Inc. P. O. Box 6110 Indianapolis, IN 46206
$1,000 for Automatic Investment Plans	By Phone: (877) 764-3863 [verify phone number]
Minimum Additional Purchases $100

You may sell or redeem shares through your dealer or financial advisor.  Please contact your financial intermediary directly to find out if additional requirements apply.

Tax Information

The Fund’s distributions are taxable and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred account, such as a 401(k) plan, individual retirement account (IRA) or 529 college savings plan.  Tax-deferred arrangements may be taxed later upon withdrawal of monies from those accounts.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Fund shares through a broker-dealer or other financial intermediary (such as a bank or trust company), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create conflicts of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

ADDITIONAL INFORMATION ABOUT THE SMI BALANCED FUNDS
PRINCIPAL STRATEGIES AND RELATED RISKS

Principal Investment Strategies of the SMI Balanced Fund

Equity Strategy.  The fund upgrading investment approach is a systematic investment approach that is based on the belief of the Fund’s advisor, SMI Advisory Services, LLC, that superior returns can be obtained by constantly monitoring the performance of a wide universe of other investment companies, and standing ready to move assets into funds deemed by the advisor to be most attractive at the time of analysis. This upgrading process strives to keep assets invested in funds that are demonstrating superior current performance relative to their peers as determined by a combination of size and investment style criteria.

           Fund Upgrading. The Fund’s advisor uses a fund upgrading strategy to manage the equity portion of the Fund’s portfolio. The advisor begins by ranking over 1,000 open-end equity mutual funds and exchange-traded funds (“ETFs”) by asset class into the following asset allocation categories: small-cap growth, small-cap value, large-cap growth, large-cap value, and international. The advisor then ranks the funds within each category based on the advisor’s performance model and screening process. The Fund typically purchases shares of highly ranked funds in each category. On an ongoing basis, the advisor monitors the performance of a wide universe of funds, and upgrades the Fund’s portfolio by moving assets into those funds deemed by the advisor to be most attractive at the time of analysis based on the factors described below. This upgrading process is designed to invest the Fund’s assets in underlying funds that demonstrate superior current performance relative to their peers, as determined by the advisor using its proprietary performance model and screening process. The advisor’s screening process ranks the attractiveness of underlying funds in each asset allocation category based primarily on an analysis of the fund’s total returns for the most recent ~~3-months, 6-months~~three, six and ~~one year~~twelve months. The total return information, as well as information about the fund’s style characteristics and additional factors, is collected by the advisor’s proprietary database from information available from the underlying funds and from independent third party data providers. The advisor collects and reviews this information on a regular basis, and then ranks highest those funds that it believes demonstrate superior current performance. Although current performance is the advisor’s primary consideration in selecting underlying funds, other criteria may also be considered once the advisor has identified the top-performing funds. These secondary criteria include, but are not limited to: the fund’s asset level and flows, management characteristics and experience, redemption or other fee policies, and historical volatility. The advisor uses the performance information and these components of classification and additional criteria to select a top-ranked fund. It should be noted that, even though the advisor’s upgrading process ranks underlying funds primarily on the basis of performance, past performance is no guarantee of future performance.

When categorizing funds, the advisor typically divides those funds normally referred to as “mid-cap” between the “large-cap” and “small-cap” categories, and typically divides mutual funds that are not managed with either a clear growth or value investment strategy, often called “core” or “blend” funds, between the “growth” and “value” categories. The advisor believes that defining these categories broadly makes available a wide range of investment opportunities to the Fund, while still maintaining appropriate diversification. The total amount of the Fund’s investment allocated to each asset class will vary based on the advisor’s assessment of current economic and market conditions. The advisor reserves the right to modify its asset allocation model.

The advisor believes that while market and economic conditions are constantly changing, most mutual funds’ portfolio managers rarely change their investment approach. As a result, funds that lead their peer group under one set of economic conditions often lag their peer group when those conditions change, and few funds are consistent leaders during all types of market conditions. The advisor believes that the best approach is to continuously invest only in those funds that currently demonstrate market leadership. As conditions change, the advisor uses its upgrading strategy to move assets from those underlying funds that performed well under prior economic and market conditions into different funds that are better suited, in the advisor’s opinion, to the newly emerging economic and market conditions. This approach seeks to utilize the talents of the top-performing mutual funds’ portfolio managers within their specific areas of expertise, while also seeking to direct assets only to those portfolio managers whose investment styles are particularly well suited to the current economic and market environment.

The Fund may hold short-term cash instruments including repurchase agreements, short-term debt instruments, and money market funds, pending selection of underlying funds that meet the advisor’s investment criteria.  The Fund may invest a portion of its total assets in cash and short-term fixed income securities as a temporary defensive position during adverse market, economic or political conditions, or in other limited circumstances, such as in the case of unusually large cash inflows or redemptions.

The Fund’s advisor is under common control with the publisher of the Sound Mind Investing Newsletter, a monthly financial publication that recommends a fund upgrading strategy similar to the strategy utilized by the Fund. Although mutual funds purchased by the Fund generally will be highly ranked in the Newsletter, the Fund may also invest in funds not included in the Newsletter, including funds not available to the general public but available only to institutional investors such as the Fund. While the Newsletter is published only once a month, the advisor monitors the Fund’s investments on a regular basis using a broader universe than is typically considered for the Newsletter, and adjusts the Fund’s investments accordingly. As a result, the underlying funds in which the Fund invests vary from the mutual funds recommended in the Newsletter. The advisor’s highest priority is to manage the Fund’s portfolio in accordance with its fund upgrading strategy. Additional information about the advisor’s affiliation with the publisher of the Newsletter is contained in the Fund’s Statement of Additional Information which is available to the Fund’s shareholders, free of charge, upon request.

                      Underlying Funds. The Fund’s equity portion is primarily invested in open-end equity mutual funds and ETFs using the fund upgrading strategy. The underlying funds in which the Fund invests may, in turn, invest in a broad range of equity securities, including foreign securities and securities of issuers located in emerging markets. Underlying funds also may invest in securities other than equities, including but not limited to, fixed income securities of any maturity or credit quality, including high-yield, high-risk debt securities (junk bonds), and they may engage in derivative transactions.

The Fund indirectly will bear its proportionate share of all management fees and other expenses of the underlying funds in which it invests. Therefore, the Fund will incur higher expenses than other mutual funds that invest directly in securities. Actual expenses are expected to vary with changes in the allocation of the Fund’s assets among the various underlying funds in which it invests.  The Investment Company Act of 1940 restricts investments by registered investment companies, such as the Fund, in the securities of other investment companies, including ETFs.  However, pursuant to exemptive orders issued by the Securities and Exchange Commission to various ETF sponsors, the Fund is permitted to invest in these ETFs beyond the limits set forth in the 1940 Act subject to certain terms and conditions set forth in the applicable exemptive order, including a condition that the Fund enter into an agreement with the relevant ETF prior to investing beyond the 1940 Act’s limits.

Because the advisor’s strategy with respect to the equity portion of the Fund’s portfolio involves buying and selling mutual funds as often as conditions dictate, the Fund will bear its share of the fees and operating expenses of the underlying funds. This means that shareholders will pay higher expenses than would be the case if they invested directly in the underlying funds. The Fund typically purchases underlying funds that do not charge a sales load, or that waive the sales load (typically referred to as “no-load” or “load-waived” funds) in order to accommodate the advisor’s strategy of buying and selling mutual funds as often as conditions dictate. However, the Fund is not precluded from investing in underlying mutual funds with sales-related expenses, including redemption fees and/or 12b-1 fees. The advisor expects that the Fund will experience a high portfolio turnover rate, the effects of which are discussed below under “Turnover Risk.”  Shareholders may incur expenses associated with capital gains distributions by the Fund and its underlying funds, and they also may incur increased transaction costs as a result of the Fund’s high portfolio turnover rate and/or because of high portfolio turnover rates in the underlying funds. The Fund is not required to hold securities for any minimum period and, as a result, may incur short-term redemption fees and increased trading costs. When selecting underlying funds for investment, the Fund will not be precluded from investing in an underlying fund with a higher than average expense ratio.

The Fund is independent from any of the underlying funds in which it invests and it has no voice in or control over the investment strategies, policies or decisions of the underlying funds. The Fund’s only option is to liquidate its investment in an underlying fund in the event of dissatisfaction with the fund. An underlying fund may limit the Fund’s ability to sell its shares of the underlying fund at certain times. In these cases, such investments will be considered illiquid. The Fund may invest in underlying funds to the maximum extent permitted by the 1940 Act and SEC exemptive orders from the 1940 Act. This means that the Fund may invest a substantial portion of its assets in a single underlying fund, or the Fund may own a substantial portion of the outstanding shares of an underlying fund.

Core Plus BondFixed Income Strategy.  As the subadvisor to the Fund, Reams Asset Management Company~~, LLC~~ (the “subadvisor”), a division of Scout Investment Advisors, Inc., manages the fixed income portion of the Fund’s portfolio.  The subadvisor attempts to maximize total return over a long-term horizon through opportunistic investing in a broad array of eligible securities. The investment process combines top-down interest rate management with bottom-up bond selection, focusing on issues in the fixed income market that the subadvisor believes are undervalued. The subadvisor employs a two-step process in managing the fixed income portion of the Fund’s portfolio. The first step is to establish the bond portfolio’s duration, or interest rate sensitivity. The subadvisor determines whether the bond market is under- or over-priced by comparing current real interest rates (the nominal rate on the ten year bond less the subadvisor’s estimate of inflation) to historical real interest rates. If the current real rate is higher than historical norms, the market is considered undervalued and the subadvisor will manage the portfolio with duration greater than the market duration. If the current real rate is less than historical norms, the market is considered overvalued and the subadvisor will manage the portfolio with a duration less than the market duration.

Once the subadvisor has determined an overall market strategy, the second step is to select the most attractive bonds for the Fund. The portfolio management team screens hundreds of issues to determine how each will perform in various interest rate environments. The team constructs these scenarios by considering the outlook for interest rates, fundamental credit analysis and option-adjusted spread analysis. The team compares these investment opportunities and ~~assembles~~selects the fixed income securities for the Fund’s portfolio ~~from the best available values~~based primarily on valuation. The subadvisor constantly monitors the expected returns of the securities in the Fund versus those available in the market and of other securities the firm is considering for purchase. The subadvisor’s strategy is to replace securities that it believes are approaching fair market value with those that, according to its analysis, are significantly undervalued.  The portfolio duration of the fixed income portion of the portfolio will normally fall between two and seven years based on market conditions. Duration is a measure of a fixed income security’s average life that reflects the present value of the security’s cash flow, and accordingly is a measure of price sensitivity to interest rate changes. For example, if interest rates decline by 1%, the market value of a portfolio with a duration of five years would rise by approximately 5%. Conversely, if interest rates increase by 1%, the market value of the portfolio would decline by approximately 5%. The longer the duration, the more susceptible the portfolio will be to changes in interest rates.

The Fund may invest in core fixed income securities, such as investment grade bonds described above, of any maturity.  ~~The~~Plus, the Fund may also invest in mortgage-backed and other asset-backed securities, and up to 15% of its assets in non-investment grade securities typically known as junk bonds.  The Fund  may buy or sell credit default swap (CDX) contracts.  The Fund also may enter into ~~in credit default swap~~CDX agreements as ~~the~~a buyer or seller, which may include both single name ~~credit default swap~~CDX agreements and ~~credit default swap index products, such as CDX index products.~~ CDX index products.  When the Fund writes CDX contracts, it will segregate cash or liquid securities in in an amount equal to the notional value of such contracts. The Fund may enter into single name ~~credit default swap~~CDX agreements to gain exposure to a particular company when it is more economically attractive to do so rather than purchasing traditional bonds. ~~Credit default swap~~CDX index products and options thereon allow the Fund to gain broad market exposure but with less company-specific risk than single name ~~credit default swap~~CDX agreements.

Principal Risks of Investing in the SMI Balanced Fund

All investments involve risks, and the Fund cannot guarantee that it will achieve its investment objective.  An investment in the Fund is not insured or guaranteed by any government agency.  As with any mutual fund investment, the Fund’s returns and share price will fluctuate, and you may lose money as a result of investing in the Fund.  Below are some of the specific risks of investing in the Fund.

●
Market Risk.  The prices of securities held by the Fund may decline in response to certain events taking place around the world, including those directly involving the companies whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations.  The growth-oriented equity securities purchased by the Fund may involve large price swings and potential for loss.  Investors in the Fund should have a long-term perspective and be able to tolerate potentially sharp declines in value.

●
Management Risk. The Fund is actively-managed and depends on the decisions of its portfolio managers to produce the desired results. The advisor’s or  subadvisor’s strategies may fail to produce the intended results. If the advisor’s or subadvisor’s perception of a security’s worth is not realized in the expected time frame, the Fund’s overall performance may suffer.  The advisor’s upgrading strategy makes no effort to predict what the market will do next. Rather, the upgrading strategy is strictly a trend-following system which responds to what has already happened in the market and attempts to catch each significant market trend as it unfolds. There may be times when the strategy takes time to recognize a new market trend. As a result, the Fund may lag behind in participating in the profits from a newly developed trend, or may not be in a position to take advantage of a particular market trend. There also is the risk that investment strategies employed by the portfolio managers of the underlying funds in which the Fund invests may not result in an increase in the value of the underlying funds and, therefore, that the value of the Fund’s investment in the underlying funds may not increase, or may actually decrease.

●	Other Investment Company Securities Risks.
1.              Generally.  When the Fund invests in another mutual fund or ETF, the Fund indirectly will bear its proportionate share of any fees and expenses payable directly by the underlying fund. Therefore, the Fund will incur higher expenses, many of which may be duplicative. In addition, the Fund may be affected by losses of the underlying funds and the level of risk arising from the investment practices of the underlying funds (such as the use of leverage by the funds). The Fund has no control over the investments and related risks taken by the underlying funds in which it invests. Because the Fund is not required to hold shares of underlying funds for any minimum period, it may be subject to, and may have to pay, short-term redemption fees imposed by the underlying funds. In addition, the Fund may also incur increased trading costs as a result of the fund upgrading strategy.
2.              ETF Risk.  In addition to risks generally associated with investments in investment company securities, ETFs are subject to the following risks that do not apply to traditional mutual funds: (i) the market price of an ETF’s shares may trade above or below its net asset value; (ii) an active trading market for an ETF’s shares may not develop or be maintained; (iii) the ETF may employ an investment strategy that utilizes high leverage ratios; or (iv) trading of an ETF’s shares may be halted if the listing exchange’s officials deem such action appropriate, the shares are de-listed from the exchange, or the activation of market-wide “circuit breakers” (which are tied to large decreases in stock prices) halts stock trading generally.
●
Fixed Income Securities Risk.  The Fund portfolio may invest directly or through underlying funds in fixed income securities, including high-yield debt securities (junk bonds).  While fixed income securities normally fluctuate less in price than stocks, there have been extended periods of increases in interest rates that have caused significant declines in fixed income securities prices. The values of fixed income securities may be affected by changes in the credit rating or financial condition of their issuers. Generally, the lower the credit rating of a security, the higher the degree of risk as to the payment of interest and return of principal. ~~Fixed income markets are experiencing greater volatility due to recent market conditions as noted below.~~

7.
Credit Risk. The issuer of a fixed income security may not be able to make interest and principal payments when due.  Generally, the lower the credit rating of a security, the greater the risk that the issuer will default on its obligation.

8. Change in Rating Risk.  If a rating agency gives a debt security a lower rating, the value of the debt security will decline because investors will demand a higher rate of return.
9. Interest Rate Risk.  The value of the ~~underlying fund~~Fund may fluctuate based upon changes in interest rates and market conditions.  As interest rates increase, the value of the ~~underlying fund~~Fund’s income-producing investments may go down.  For example, bonds tend to decrease in value when interest rates rise.  Debt obligations with longer maturities ~~sometimes~~ typically offer higher yields, but are subject to greater price movements as a result of interest rate changes than debt obligations with shorter maturities.
10. Duration Risk.  Prices of fixed income securities with longer effective maturities are more sensitive to interest rate changes than those with shorter effective maturities.
11. Prepayment Risk.  The Fund may invest in mortgage- and asset-backed securities, which are subject to fluctuations in yield due to prepayment rates that may be faster or slower than expected.
12. Income Risk.  The Fund’s income could decline due to falling market interest rates.  In a falling interest rate environment, the Fund may be required to invest ~~their~~its assets in lower-yielding securities. Because interest rates vary, it is impossible to predict the income or yield of the Fund for any particular period.
•
~~7.~~ High Yield Securities (“Junk Bond”) Risk.  To the extent that the Fund invests~~, directly or through an underlying fund,~~ in high yield securities and unrated securities of similar credit quality (commonly known as “junk bonds”), the Fund may be subject to greater levels of interest rate and credit risk than funds that do not invest in such securities. Junk bonds are considered predominately speculative with respect to the issuer’s continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for these securities and reduce ~~an underlying fund~~the Fund’s ability to sell these securities (liquidity risk). If the issuer of a security is in default with respect to interest or principal payments, the ~~underlying fund~~Fund may lose its entire investment, which will affect the Fund’s return.

●
Style Risk.  The Fund may invest in underlying funds that use growth- and/or value-oriented investing styles, or other styles. If the underlying fund’s portfolio manager incorrectly assesses the growth potential of companies in which the fund invests, the securities purchased may not perform as expected, reducing the underlying fund’s return and ultimately reducing the Fund’s return, or causing it to lose money on the investment. With respect to underlying value funds, the market may not agree with a value manager’s determination that the fund’s portfolio stocks are undervalued, and the prices of such portfolio securities may not increase to what the advisor believes are their full value. They may even decrease in value.

●	Small-and Mid-Cap Risk. To the extent the Fund invests in other investment companies that invest in small- and mid-cap companies, the Fund will be subject to additional risks. These include:
1.	The earnings and prospects of smaller companies are more volatile than larger companies;
2.	Smaller companies may experience higher failure rates than do larger companies;
3.
The trading volume of securities of smaller companies is normally less than that of larger companies and, therefore, may disproportionately affect their market price, tending to make them fall more in response to selling pressure than is the case with larger companies; and

4.	Smaller companies may have limited markets, product lines or financial resources and may lack management experience.
●
Volatility Risk.  Equity securities tend to be more volatile than other investment choices. The value of an individual mutual fund or ETF can be more volatile than the market as a whole. This volatility affects the value of the Fund’s shares.

●
Turnover Risk.  The Fund’s investment strategy involves active trading and will result in a high portfolio turnover rate. A high portfolio turnover can result in correspondingly greater brokerage commission expenses. A high portfolio turnover may result in the distribution to shareholders of additional capital gains for tax purposes, some of which may be taxable at ordinary income rates. These factors may negatively affect performance.

•
Mortgage- and Asset-Backed Securities Risk.  The yield characteristics of mortgage- and asset-backed securities differ from those of traditional debt obligations. For example, interest and principal payments are made more frequently on mortgage- and asset-backed securities, usually monthly, and principal may be prepaid at any time. As a result, if the Fund purchases these securities at a premium, a prepayment rate that is faster than expected will reduce yield to maturity, while a prepayment rate that is slower than expected will increase yield to maturity. If the Fund purchases these securities at a discount, a prepayment rate that is faster than expected will increase yield to maturity, while a pre- payment rate that is slower than expected will reduce yield to maturity. Accelerated prepayments on securities purchased at a premium also impose a risk of loss of principal because the premium may not have been fully amortized at the time the principal is prepaid in full. The market for privately issued mortgage- and asset-backed securities is smaller and less liquid than the market for government sponsored mortgage- backed securities. As noted below, recent market conditions have caused the markets for mortgage- and asset-backed securities to experience significantly lower valuations and reduced liquidity.

•
Liquidity Risk.  Liquidity risk is the risk that certain securities may be difficult or impossible to sell at the time and price that the subadvisor would like to sell. The subadvisor may have to lower the price, sell other securities instead or forego an investment opportunity, any of which could have a negative effect on the Fund’s management or performance. As noted below, recent market conditions have caused the markets for some of the securities in which the Fund invest to experience reduced liquidity.

•
Foreign Securities Risk. The Fund may directly (or through underlying funds) invest in foreign securities, which are subject to additional risks not typically associated with investments in domestic securities. These risks may include, among others, currency risk, country risks (political, diplomatic, regional conflicts, terrorism, war, social and economic instability, currency devaluations and policies that have the effect of limiting or restricting foreign investment or the movement of assets), different trading practices, less government supervision, less publicly available information, limited trading markets and greater volatility. To the extent that underlying funds invest in issuers located in emerging markets, the risk may be heightened by political changes, changes in taxation, or currency controls that could adversely affect the values of these investments. Emerging markets have been more volatile than the markets of developed countries with more mature economies.

•
Derivatives Risk. Underlying funds in the Fund’s portfolio may use derivative instruments. The value of these derivative instruments derives from the value of an underlying asset, currency or index. Investments by the Fund in such underlying funds may involve the risk that the value of the underlying fund’s derivatives may rise or fall more rapidly than other investments, and the risk that an underlying fund may lose more than the amount that it invested in the derivative instrument in the first place. Derivative instruments also involve the risk that other parties to the derivative contract may fail to meet their obligations, which could cause losses.

•
Credit Default Swap Product Risk –  In addition to risks associated with swaps generally, credit default swaps may subject the Fund to additional risks.  A credit default swap agreement is an agreement between two parties: a buyer of credit protection and a seller of credit protection. The Fund may either be the buyer of credit protection against a designated event of default, restructuring or other credit related event (each a “Credit Event”) or the seller of credit protection in a credit default swap.  The buyer in a credit default swap agreement is obligated to pay the seller a periodic stream of payments over the term of the swap agreement. If no Credit Event occurs, the seller of credit protection will have received a fixed rate  of income throughout the term of the swap agreement.  If a Credit Event occurs, the seller of credit protection must pay the buyer of credit protection the full notional value of the reference obligation through either physical settlement or cash settlement.  If no Credit Event occurs, the buyer of credit protection will have made a series of periodic payments through the term of the swap agreement.  However, if a Credit Event occurs, the buyer of credit protection will receive the full notional value of the reference obligation either through physical settlement or cash settlement from the seller of credit protection.  A credit default swap may involve greater risks than if the Fund invested directly in the underlying reference obligations.  For example, a credit default swap may increase the Fund’s credit risk because it has exposure to both the issuer ~~of~~ the underlying reference obligation and the counterparty to the credit default swap.  In addition, credit default swap agreements may be difficult to value depending on whether an active market exists for the credit default swaps in which the Fund invests.  Swaps and related options expose the Fund to counterparty credit risk (credit risk described above).  The Fund could also suffer losses with respect to a swap agreement (or an option thereon) if the Fund is unable to terminate the agreement or reduce its exposure through offsetting transactions.

      The Fund may also invest in credit default swap index products and in options on credit default swap index products. These instruments are designed to track segments of the credit default swap market and provide investors with exposure to specific “baskets” of issuers of bonds or loans. In general, the value of the credit default swap index product will go up or down in response to changes in the perceived credit risk and default experience of the basket of issuers, instead of the exchange of the stream of payments for the payment of the notional amount (if a Credit Event occurs) that is the substance of a single name credit default swap.
Such investments are subject to liquidity risks as well as counterparty and other risks associated with investments in credit default swaps discussed above.
●
Market Timing Risk. Because the Fund does not consider underlying funds’ policies and procedures with respect to market timing, performance of the underlying funds may be diluted due to market timing and therefore may affect the performance of the Fund.

●
Ratings Agencies.  Ratings agencies, such as S&P, are organizations that assign ratings to securities based on that agency’s opinion of the quality of debt securities. It should be emphasized, however, that ratings are general, are not absolute standards of quality and do not reflect an evaluation of market risk. Debt securities with the same maturity, interest rate and rating may have different yields while debt securities of the same maturity and interest rate with different ratings may have the same yield.

Is the SMI Balanced Fund right for you?

           The Fund may be suitable for:

•	long-term investors seeking a fund with a total return investment strategy;
•	investors who want exposure to a broad range of asset classes within the convenience of a single fund; and
•	investors willing to accept price fluctuations in their investment.

General

The investment objective of the Fund may be changed without shareholder approval.

From time to time, the Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies, in attempting to respond to adverse market, economic, political or other conditions. For example, the Fund may hold a portion of its assets in short-term U.S. government securities, money market funds, repurchase agreements or money market instruments. The Fund may also invest in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its investment strategies. As a result of engaging in these temporary measures, the Fund may not achieve its investment objective.

Portfolio Holdings

A description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available in the Fund’s Statement of Additional Information.

ADDITIONAL INFORMATION ABOUT MANAGEMENT OF THE FUND

Investment Advisor

SMI Advisory Services, LLC, 11135 W. Baker Hollow Rd., Columbus, IN 47202 (P.O. Box 547, Columbus, IN 47202) serves as the advisor to the Fund. The advisor has overall supervisory management responsibility for the general management and investment of the fund’s portfolio. The advisor sets the fund’s overall investment strategies, developing, constructing and monitoring the asset allocation, identifies securities for investment, determines when securities should be purchased or sold, selects brokers or dealers to execute transactions for the Fund’s portfolio and votes any proxies solicited by portfolio companies. The advisor oversees the subadvisor, which manages the fixed income portion of the Fund’s assets. The subadvisor is chosen by the advisor, subject to the approval of the Board of Trustees. The advisor reviews a wide range of factors in evaluating the subadvisor prior to recommending that the Board of Trustees approve the subadvisor, including, but not limited to, past investment performance during various market conditions, investment strategies and processes used, structures of portfolios and risk management procedures, reputation, experience and training of key personnel, assets under management, and correlation of results with other subadvisors. The advisor then allocates a portion of the Fund’s assets to the subadvisor, which is required to adhere to the strict investment disciplines established by the advisor. The advisor continually monitors and evaluates the subadvisor’s performance to ensure that it does not deviate from the subadvisor’s stated investment strategy. The advisor also periodically evaluates the Fund’s investment strategy to determine if changes are necessary, and rebalances the Fund’s asset allocation (including the allocation to the subadvisor) in response to market conditions, as well as to ensure an appropriate mix of elements in the Fund. From time to time, rather than allocating assets to the subadvisor, the advisor may instead manage those assets directly by purchasing securities of open end mutual funds and ETFs that invest primarily in fixed income securities.

The advisor is a joint venture between Omnium Investment Company, LLC, and Marathon Partners, LLC. Omnium was formed in 2005 by Anthony Ayers and Eric Collier, each a Portfolio Manager of the Fund, and other senior managers of Omnium. Marathon Partners was formed in 2005 by Mark Biller, Senior Portfolio Manager of the Fund, Austin Pryor and other managers of Sound Mind Investing, a Christian non-denominational financial newsletter. Mr. Pryor is the publisher, and Mr. Biller is the Executive Editor, of Sound Mind Investing.

The Fund is authorized to pay the advisor a fee based on the Fund’s average daily net assets as follows:

Fund Assets	Management Fee
$1 - $100 million	0.90%
$100 million to $250 million	0.80%
$250 million to $500 million	0.70%
Over $500 million	0.60%

The advisor contractually has agreed to waive its management fee and/or reimburse certain operating expenses, but only to the extent necessary so that the Fund’s total annual operating expenses, excluding brokerage fees and commissions, borrowing costs (such as (a) interest expense and (b) dividends on securities sold short), any 12b-1 fees, taxes, any indirect expenses (such as fees and expenses of acquired funds), and extraordinary litigation expenses, do not exceed 1.15% of the Fund’s average daily net assets.  The contractual arrangement for the Fund is in place through February 29, 2012. Each waiver or reimbursement by the advisor is subject to repayment by the Fund  within the three fiscal years following the fiscal year in which the particular expense or reimbursement was incurred; provided that such Fund is able to make the repayment without exceeding the 1.15% expense limitation.

If you invest in the Fund through an investment advisor, bank, broker-dealer, 401(k) plan, trust company or other financial intermediary, the policies and fees for transacting business may be different than those described in this Prospectus. Some financial intermediaries may charge transaction fees and may set different minimum investments or limitations on buying or selling shares. Some financial intermediaries do not charge a direct transaction fee, but instead charge a fee for services such as sub-transfer agency, accounting and/or shareholder services that the financial intermediary provides on the Fund’s behalf. This fee may be based on the number of accounts or may be a percentage of the average value of the Fund’s shareholder accounts for which the financial intermediary provides services. A Fund may pay a portion of this fee, which is intended to compensate the financial intermediary for providing the same services that would otherwise be provided by the Fund’s transfer agent or other service providers if the shares were purchased directly from the Fund. To the extent that these fees are not paid by the Fund, the advisor may pay a fee to financial intermediaries for such services.

To the extent that the advisor, not the Fund, pays a fee to a financial intermediary for distribution or shareholder servicing, the advisor may consider a number of factors in determining the amount of payment associated with such services, including the amount of sales, assets invested in the Fund and the nature of the services provided by the financial intermediary. Although neither the Fund nor the advisor pays for the Fund to be included in a financial intermediary’s “preferred list” or other promotional program, some financial intermediaries that receive compensation as described above may have such programs in which the Fund may be included. Financial intermediaries that receive these types of payments may have a conflict of interest in recommending or selling the Fund’s shares rather than other mutual funds, particularly where such payments exceed those associated with other funds. The Fund may from time to time purchase securities issued by financial intermediaries that provide such services; however, in selecting investments for the Fund, no preference will be shown for such securities.

Subadvisor

The advisor has entered into a Subadvisory Agreement with Reams Asset Management Co., LLC (“Reams” or the “subadvisor”), pursuant to which the subadvisor manages the fixed income portion of the Fund’s portfolio. The  subadvisor makes investment decisions for the assets it has been allocated to manage. Subject to oversight by the Board of Trustees, the advisor oversees the subadvisor’s compliance with the Fund’s investment objective, policies, strategies and restrictions, and monitors each subadvisor’s adherence to its investment style.

Reams is a division of Scout Investment Advisors, a wholly-owned subsidiary of UMB Financial, a Kansas City-based company.  The subadvisor is located at 227 Washington Street, Columbus, Indiana, 47202.  Reams has been managing fixed income assets since its inception in 1981.  Under the subadvisory agreement, Reams is compensated by the Advisor for its investment advisory services at an annual rate of 0.20% of the Fund’s fix average daily net assets of the fixed income portion of the portfolio managed by Reams.  Reams provides continuous advice and recommendations concerning the Fund’s fixed income investments.  In addition to providing investment subadvisory services to the Fund, Reams serves as investment advisor to pension and profit-sharing plans and other institutional investors and serves as subadvisor to other open end mutual funds.  As of September 30, 2010, Reams had approximately $10.1 billion of assets under management.

Portfolio Managers
The following provides information about the advisor’s and subadvisor’s portfolio managers (each, a “Portfolio Manager”) who are responsible for the day-to-day management of that portion of the Fund’s portfolio allocated to them. The SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed by the Portfolio Managers and their ownership of shares of a Fund.

Advisor’s Portfolio Managers
The adviser’s investment team responsible for managing the day-to-day investment operations of the Fund consists of the following portfolio managers.

Mark Biller, Senior Portfolio Manager –Mr. Biller has ultimate decision-making authority regarding all portfolio decisions and trading practices of the Advisor. Mr. Biller has been a portfolio manager of the Sound Mind Investing Fund since its inception in 2005.  His duties involve researching and selecting the underlying equity funds in which the Fund invests, upgrading the Fund’s investments in underlying funds, determining the overall allocation among equity and fixed-income assets as well as style categories and monitoring the performance of the subadvisor. In addition to his duties at the advisor, Mr. Biller is the Executive Editor of the Sound Mind Investing newsletter. He joined Sound Mind Investing in January 2000 and is responsible for co-managing the newsletter and its online business. Mr. Biller’s writings on a broad range of financial and investment topics have been featured in a variety of national print and electronic media, and he has also appeared as a financial commentator for various national and local radio programs. The Sound Mind Investing newsletter was first published in 1990.  Since it was first published over 20 years ago, the newsletter has provided recommendations to tens of thousands of subscribers using a variety of investment strategies, including the fund upgrading strategy that is used by the Fund. Sound Mind Investing does not manage accounts for readers and readers independently make their own determinations whether to accept investment recommendations published in the newsletter. Mr. Biller earned his B.S. in Finance from Oral Roberts University in 1994.

Eric Collier, CFA - Mr. Collier is a co-Portfolio Manager responsible for researching and selecting the Fund’s investments, determining overall allocation among style categories, and trading, subject to the ultimate decision-making authority of the Senior Portfolio Manager. Mr. Collier has been a portfolio manager of the Sound Mind Investing Fund since its inception in 2005. In addition to his duties at the advisor, Mr. Collier is a co-founder of Omnium Investment Company, LLC. At Omnium, he conducts analytical and quantitative research, and risk management. Prior to co-founding Omnium, Mr. Collier worked at Oxford Group, Ltd, a fee-only financial services firm. At Oxford Group, Mr. Collier provided investment advice to several high net-worth individuals concentrating on investment and financial planning strategies. Prior to that Mr. Collier was an Investment Analyst and Registered Investment Advisor Representative for Webb Financial Advisors, an investment advisory firm, from 1997 to 2000, where he was responsible for due diligence and manager selection on large cap growth and value securities, small cap growth and value securities, international cap securities, and fixed income securities. Mr. Collier graduated from Indiana University with a B.S. in Finance in 1998. He also studied at the University of Maastricht in the Netherlands through the International Business Program at Indiana University. He has received the Chartered Financial Analyst (“CFA”) designation, and he is a member of the CFA Institute (formerly the Association for Investment Management and Research (“AIMR”)) and a member of the Investment Management Association of Indianapolis.

Anthony Ayers, CFA - Mr. Ayers is a Co-Portfolio Manager responsible for researching and selecting the Fund’s investments, determining overall allocation among style categories, and trading, subject to the ultimate decision-making authority of the Senior Portfolio Manager. Mr. Ayers has been a portfolio manager of the Sound Mind Investing Fund since its inception in 2005.  In addition to his duties at the advisor, Mr. Ayers is a co-founder of Omnium Investment Company, LLC. At Omnium, he also conducts analytical and quantitative research, and risk management. Mr. Ayers helped develop the advisor’s risk management procedures and a proprietary daily risk management reporting system. Prior to co-founding Omnium, Mr. Ayers was an Investment Analyst at Oxford Group, Ltd., where he was responsible for performing manager searches and due diligence on various mutual fund portfolio managers specializing in large capitalized growth and value securities, small capitalized growth and value securities, international capitalized securities, and fixed income securities. Prior to that Mr. Ayers was a Senior Investment Representative for Charles Schwab, where he assisted high net-worth clients with developing and trading complex option strategies, hedging concentrated portfolios, constructing diversified investment portfolios, risk management, and making individual stock and mutual fund recommendations. Mr. Ayers graduated from Indiana University with a B.S. in Finance in 1996, and he is a CFA charter holder.

Subadvisor’s Portfolio Managers
The following portfolio managers are jointly responsible for managing the day-to-day investment decisions for the fixed income portion of the Fund, subject to the oversight of Mr. Mark Egan.

Mark M. Egan, CFA – As the Chief Investment Officer, Mr. Egan oversees the entire fixed income portfolio management team and all investment decisions. Mr. Egan became the Chief Investment Officer in 2010 and has been a Portfolio Manager of Reams since April ~~1994 and~~1994.  Mr. Egan was a Portfolio Manager of Reams Asset Management Company, Inc. from June 1990 until March 1994. Mr. Egan was a Portfolio Manager of National Investment Services until May 1990.

Thomas M. Fink, CFA – Mr. Fink has been a Portfolio Manager at Reams since December 2000. Mr. Fink was previously a Portfolio Manager at Brandes Fixed Income Partners from 1999 until 2000, Hilltop Capital Management from 1997 until 1999, Centre Investment Services from 1992 until 1997 and First Wisconsin Asset Management from 1986 until 1992.

Todd Thompson, CFA – Mr. Thompson has been a Portfolio Manager at Reams since July 2001. Mr. Thompson was a Portfolio Manager at Conseco Capital Management from 1999 until June 2001 and was a Portfolio Manager at the Ohio Public Employees Retirement System from 1994 to 1999.

Steven T. Vincent, CFA – Mr. Vincent has been a Portfolio Manager at Reams since October 2005. Mr. Vincent was a Senior Fixed Income Analyst at Reams from September 1994 to October 2005.

ACCOUNT INFORMATION

How To Buy Shares

Shares of the Fund are available exclusively to U.S. citizens.  To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. This means that when you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask for other identifying documents or information. We also may ask to see your driver’s license or other identifying documents, and may take additional steps to verify your identity.  If we do not receive these required pieces of information, there may be a delay in processing your investment request, which could subject your investment to market risk.  If we are unable to immediately verify your identity, the Fund may restrict further investment until your identity is verified.  However, if we are unable to verify your identity, the Fund reserves the right to close your account without notice and return your investment to you at the Fund ’s NAV determined on the day in which your account is closed.  If we close your account because we are unable to verify your identity, your investment will be subject to market fluctuation, which could result in a loss of a portion of your principal investment.

The minimum initial investment in the Fund is $2,500 for general accounts, retirement accounts or custodial accounts, $2,000 for Coverdell ESA accounts and $1,000 for automatic investment plans. The minimum additional investment in the Fund is $100.  The advisor may, in its sole discretion, waive this minimum in certain circumstances. The Fund may waive or lower investment minimums for investors who invest in the Fund through an asset-based fee program made available through a financial intermediary.  If your investment is aggregated into an omnibus account established by an investment advisor, broker or other intermediary, the account minimums apply to the omnibus account, not to your individual investment; however, the financial intermediary may also impose minimum requirements that are different from those set forth in this prospectus. If you choose to purchase or redeem shares directly from the Fund, you will not incur charges on purchases and redemptions (other than for short-term redemptions). However, if you purchase or redeem shares through a broker-dealer or another intermediary, you may be charged a fee by that intermediary.

Additional Investments

You may purchase additional shares of the Fund at any time by mail, wire, automatic investment, or online at the Fund’s website (www.smifund.com). Each additional purchase must be a for a minimum of $100.  Each additional mail purchase request must contain:

●	your name
●	the name on your account(s)
●	your account number(s)
●	the name of the Fund
●	a check made payable to the Fund

Checks should be sent to the Fund  at the address listed under the heading “Initial Purchase – By Mail” in this prospectus. To send a bank wire, call Shareholder Services at (877) 764-3863 to obtain instructions.

~~Funds’~~Fund Policy on Market Timing - The Fund ~~discourage~~discourages market timing. Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges in an attempt to profit from short-term market movements. Market timing may result in dilution of the value of the Fund’s shares held by long term shareholders, disrupt portfolio management and increase Fund expenses for all shareholders. The Board of Trustees has adopted a policy directing the Fund to reject any purchase order with respect to any investor, a related group of investors or their agent(s), where it detects a pattern of purchases and sales of the Fund that indicates market timing or trading that it determines is abusive. This policy generally applies to all shareholders of the Fund. The Board of Trustees also has adopted a redemption policy to discourage short term traders and/or market timers from investing in the Fund. A 2.00% short-term redemption fee will be assessed by the Fund against investment proceeds withdrawn within 90 calendar days of investment. Fund shares received from reinvested distributions or capital gains are not subject to the redemption fee. After excluding any shares that are associated with reinvested distributions from the redemption fee calculation, the Fund uses a “first-in, first-out” method to determine the 90-day holding period. Thus, if you bought shares on different days, the shares purchased first will be redeemed first for purposes of determining whether the redemption fee applies. The proceeds collected from redemption fees will be retained by the Fund  for the benefit of existing shareholders.

If you invest in the Fund through a bank, broker-dealer, 401(k) plan, financial advisor or financial supermarket (“Financial Intermediary”), the Financial Intermediary may, in lieu of charging the redemption fee set forth in this Prospectus, enforce its own market timing policy. “Omnibus accounts” that include multiple customers of the Financial Intermediary also will be exempt from the redemption fee if the Financial Intermediary does not track and/or process redemption fees. Additionally, the transfer of shares from one retirement account to another, accounts participating in a wrap fee program and redemptions caused by decisions of employer-sponsored retirement plans may be exempt from the redemption fee. Redemption fees may be waived for mandatory retirement withdrawals, systematic withdrawals, redemptions made to pay for various administrative fees and, at the sole discretion of the Fund’s advisor, due to changes in an investor’s circumstances, such as death. No exceptions will be granted to persons believed to be “market-timers.”

While ~~both Funds attempt~~the Fund attempts to deter market timing, there is no assurance that either Fund will be able to identify and eliminate all market timers. For example, certain accounts called “omnibus accounts” include multiple shareholders.  Despite the Fund’s efforts to detect and prevent abusive trading activities, it may be difficult to identify such activity in certain omnibus accounts traded through a financial intermediary.  Omnibus accounts typically provide the Fund with a net purchase or redemption request on any given day where purchasers of Fund shares and redeemers of Fund shares are netted against one another and the identity of individual purchasers and redeemers whose orders are aggregated is not known by the Fund. Consequently, the Fund may not have knowledge of the identity of investors and their transactions.  The netting effect often makes it more difficult to apply redemption fees, and there can be no assurance that either Fund will be able to apply the fee to such accounts in an effective manner. Under a federal rule, the Fund is required to have an agreement with many of its financial intermediaries obligating the financial intermediaries to provide, upon the Fund’s request, information regarding their customers and their transactions in the Fund.  However, there can be no guarantee that all excessive, short-term or other abusive trading activities will be detected, even with such an agreement in place.  Certain financial intermediaries, in particular retirement plan sponsors and administrators, may have less restrictive policies regarding short-term trading.  In addition to the redemption fee, the Fund reserves the right to reject any purchase order for any reason, including purchase orders that it does not think are in the best interest of the Fund or its shareholders, or if the Fund thinks that trading is abusive. The Fund has not entered into any arrangements with any person to permit frequent purchases and redemptions of their shares.